SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (fee required)
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (no fee required)
For the transition period from                      to
Commission file number 1-1023

Standard & Poor’s 401(k) Savings and Profit Sharing
Plan for Represented Employees
(Full title of the plan)
The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE MCGRAW HILL COMPANIES, INC.

Date: June 29, 2009	By: /s/ Marty Martin
Name: Marty Martin
Title: Vice President, Employee Benefits

Financial Statements and
Supplemental Schedule
Standard & Poor’s 401(k) Savings and Profit Sharing Plan for
Represented Employees
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public
Accounting Firm

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Financial Statements
and Supplemental Schedule
December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
The Pension Investment Committee
The McGraw-Hill Companies, Inc.
We have audited the accompanying statements of net assets available for benefits of the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 24, 2009	/s/ Ernst & Young LLP

Ernst & Young LLP

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Statements of Net Assets Available for Benefits
(In Thousands)

	December 31,
	2008	2007
Interest in the McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund at fair value:

Stable Assets Account	$25,119	$18,011
S&P 500 Index Account	10,265	18,498
McGraw-Hill Companies Stock Account	4,376	9,346
Retirement Assets I Account	5,331	11,001
International Equity Account	2,800	8,051
Money Market Account	4,511	3,796
Special Equity Account	1,497	3,370
Core Equity Account	1,412	2,823
Retirement Assets III Account	2,367	3,370
Retirement Assets II Account	1,408	1,906
S&P 400 Index Account	1,110	1,217
S&P 600 Index Account	571	535

Total plan assets in Trust Fund	60,767	81,924

Self Directed Accounts	21	184
Collateral received for securities loaned	2,989	4,416
Contributions receivable:
Employer	1,316	1,177
Employee	97	—
Loan interest	1	—
Participants’ loans	605	572

Total plan assets at fair value	65,796	88,273

Liabilities:
Obligation for collateral received for securities loaned	(3,102)	(4,416)

Net assets available for benefits, at fair value	62,694	83,857

Adjustments from fair value to contract value for fully benefit responsive investment contracts	570	(222)

Net assets available for benefits	$63,264	$83,635

See accompanying notes.

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Statements of Changes in Net Assets Available for Benefits
(In Thousands)

	Year Ended December 31,
	2008	2007

Investment (loss) gain:
Net investment (loss) gain from The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund	$(20,078)	$242
Net investment (loss) gain from self directed accounts	(43)	13
Participant loan interest	44	49

Total investment (loss) gain	(20,077)	304

Additions:
Contributions:
Employer	3,188	2,044
Employee	3,741	4,591
Merger of assets (Note 4)	—	16,487

Total additions	6,929	23,122

Deductions:
Benefit payments and withdrawals	(6,003)	(4,707)
Plan transfers (Note 4)	(1,220)	(1,731)

Total deductions	(7,223)	(6,438)

Net (decrease) increase	(20,371)	16,988

Net assets available for benefits:
Beginning of year	83,635	66,647

End of year	$63,264	$83,635

See accompanying notes.

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Notes to Financial Statements
December 31, 2008
1. Plan Description
The Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees (the Plan) is a defined contribution plan sponsored by The McGraw-Hill Companies, Inc. (the Company). The Plan has a beneficial interest in The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund (the Pooled Trust). The Pooled Trust consists of the S&P 400 Index Account, S&P 500 Index Account, S&P 600 Index Account, Stable Assets Account, Retirement Assets I Account, Retirement Assets II Account, Retirement Assets III Account, McGraw-Hill Companies Stock Account, Money Market Account, Special Equity Account, Core Equity Account and International Equity Account (the Investment Accounts). In addition to the Investment Accounts in the Pooled Trust, the Plan allows participants to maintain Self Directed Accounts.
The following is a summary of benefit guidelines. A more detailed description is contained in the Plan Documents.
Employees are eligible to become participants immediately, as long as the enrollment process is complete. Employees are eligible to have profit sharing contributions credited to their profit sharing contribution account on the first day of the month coincident with or following the date the employee attains age 21 and completes one year of continuous service. Participants may contribute to the Plan up to 25% of their Plan earnings, limited to $15,500 in both 2008 and 2007. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the Internal Revenue Code (the Code).
Plan earnings include base earnings and certain other forms of compensation as provided under the Plan. Plan earnings were limited to $230,000 in 2008 and $225,000 in 2007.
Of the participant’s voluntary tax-deferred contribution, the Company matches all of the first 3% and one-half of the next 3%. Effective January 1, 2008, the Plan was amended to limit after tax contributions by highly compensated employees to 4% of earnings.
The assets of the Plan may be invested in the twelve Investment Accounts as well as the Self Directed Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). There is no limit to the number of investment allocation changes. The first eight changes or reallocations of existing balances, in any calendar year, are permitted at no charge. A $10 charge is assessed to the participant’s account for each additional change or reallocation of existing balances if the balance is reallocated more than eight times per year.

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Notes to Financial Statements (continued)
1. Plan Description (continued)
Employee contributions to the Plan are nonforfeitable. Effective January 1, 2002, matching contributions by the employer are fully vested immediately. Employer profit sharing contributions attributable to the 2007 plan year and subsequent plan years shall vest 20% after two years of continuous service and 20% after each year thereafter, with full vesting after five years. Profit sharing contributions also vest upon the participant’s attainment of age 65, if still employed by the Company, or upon the participant’s death, if still employed by the Company. Employer profit sharing contributions attributable to the 2006 plan year and prior years will be 100% vested upon completion of five years of continuous service or upon attainment of age 65 or death while in service. Continuous Plan participation includes all years of participation plus any waiting periods before being eligible to join the Plan.
Benefits forfeited by non-vested participants, upon termination of employment, are used to reduce Company contributions to the Plan. Forfeitures for 2008 and 2007 were approximately $26,000 and ($11,000), respectively.
The Plan provides for withdrawal of after-tax employee contributions. The Plan also provides for financial hardship withdrawals and hardship loans of a participant’s tax-deferred and vested Company contributions under defined circumstances.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become nonforfeitable.
Profit Sharing
The Company will make profit sharing contributions from consolidated net profits for each plan year as the Company’s Board of Directors may determine at its discretion. This amount can be up to a maximum of 2.5% of eligible compensation up to the Social Security wage base and 5% of eligible compensation in excess of the Social Security wage base. The Company contributed approximately $1,200,000 and $1,316,000 to the Plan in 2008 and 2007, respectively.

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Investment Valuation
All earnings and net appreciation or depreciation of the Pooled Trust Investment Accounts, other than the Self Directed Accounts and the Stable Assets Account, are allocated to the Plan daily based upon the Plan’s share of the Investment Accounts’ fair market value at the end of the previous day.
Investments in the Self Directed Accounts are credited with earnings/charged with losses and expenses based on the performance of the individual investments within these accounts.
As described in Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits adjusts the fair value of the investment contracts from fair value to contract value.
Investments in the Stable Assets Account are benefit responsive. Contract value represents contributions made under the contract plus interest at the contract rate, less withdrawals under the contract. Short-term investments are valued at cost, which approximates fair value. All other investments held by the Plan are reported at fair value, as determined based on quoted market prices.
Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities commencing October 1, 2007. The Plan had previously engaged in securities lending within certain mutual funds and commingled funds. The fair value of securities on loan and the collateral held at The Northern Trust Company were $3,057,000 and $2,989,000 at December 31, 2008, respectively. The fair value of securities on loan and the collateral held at The Northern Trust Company were $4,457,000 and $4,416,000 at December 31, 2007, respectively. Investment income or loss from securities lending was approximately ($6,000) and $62,000 in 2008 and 2007, respectively, and is included in the net gain or loss from the Master Trust. Collateral held consists of cash, letters of credit, and government securities. Securities are loaned at the master trust level and are presented at the plan level based upon the Plan’s approximate interest in the Investment Accounts. The securities on loan are reflected in the Statement of Net Assets Available for Benefits.

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (SFAS No. 157), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. SFAS No. 157 establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. SFAS No. 157 expands disclosures about instruments measured at fair value. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, SFAS No. 157 does not require any new fair value measurements. Adopting SFAS No. 157 did not have a material impact on the Plan’s Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.
The three levels are defined as follows:
•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The following table sets forth by level within the fair value hierarchy the Master Trust’s investments at fair value, as of December 31, 2008:

	Assets at Master Trust Level
	Level 1	Level 2	Level 3	Total
	(In Thousands)

Corporate common stock	$258,192	$—	$—	$258,192
Corporate preferred stock	705	—	—	705
Foreign preferred stock	3,507	—	—	3,507
Foreign common stock	118,431	—	—	118,431
Common collective trust	—	283,442	—	283,442
The McGraw-Hill Companies, Inc. common stock*	97,594	—	—	97,594
Real estate		—	88	88
Corporate debt	120,731	—	—	120,731
Mutual funds	195,767	—	—	195,767
Stable Assets Account:
J.P. Morgan # AMCGRAW01	87,506	—	—	87,506
Bank of America # 00-030	87,601	—	—	87,601
Monumental Life Ins. #MDA00938	87,548	—	—	87,548
Deutsche Bank Natixis Financial Products, Inc # 1018-01	97,473	—	—	97,473

Total Master Trust Assets	$1,155,055	$283,442	$88	$1,438,585

*	Indicates party-in-interest to the Plan.

	Assets at Plan Level
	Level 1	Level 2	Level 3	Total
	(In Thousands)

Self-directed accounts	$21	$—	$—	$21
Loan fund	—	—	605	605

Total plan assets outside Master Trust	$21	$—	$605	$626

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The following table is a rollforward of the asset balances for financial instruments classified by the Company within Level 3 of the valuation hierarchy defined above:

Loan fund

Fair value December 31, 2007	$572
Issuances	215
Net settlements	(178)
Transfers out	(4)

Fair value December 31, 2008	$605

There were no material gains, losses, purchases, sales, issuances, settlements, or transfers during the 2008 plan year for real estate assets.
Investment Income
Investment income is recorded on an accrual basis.
Contributions
Contributions from employees are accrued when the Company makes payroll deductions. Contributions from the Company are accrued in the period in which they become obligations of the Company.
Administration of the Plan
The Plan is administered by the Vice-President, Employee Benefits (the Plan Administrator) who is responsible for carrying out the provisions of the Plan. The appointment was approved by the Board of Directors of the Company.
The investments for the Plan, excluding the investments in the Self Directed Accounts, are directed by the Pension Investment Committee and by outside investment managers. The Pension Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Pension Investment Committee.

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. During 2008 and 2007, the administrative expenses of the Investment Accounts were allocated to all plans participating in the respective Investment Accounts and deducted from the net investment income allocated to the participating plans.
Federal Income Tax Status
The Plan received a determination letter from the Internal Revenue Service (IRS) dated September 26, 2002 stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take all actions necessary to maintain the qualified status of the Plan. An application for a new determination letter has been submitted to the IRS and a response is pending.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
The investments of the Plan and the investments of the 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries (together, the Participating Plans), are pooled for investment purposes in the Pooled Trust under the agreement entered into with The Northern Trust Company (Northern Trust). At both December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was approximately 4.2%.
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Notes to Financial Statements (continued)
3. Investments (continued)
At December 31, 2008 and 2007, the Plan’s approximate interest in the twelve Investment Accounts was as follows:

	% Interest
	2008	2007

Retirement Assets I Account	3.06%	3.61%
Retirement Assets II Account	2.45	2.44
Retirement Assets III Account	2.54	3.00
Stable Assets Account	6.02	5.86
Money Market Account	3.86	4.43
S&P 400 Index Account	5.07	4.58
S&P 500 Index Account	4.11	4.20
S&P 600 Index Account	4.76	4.35
The McGraw-Hill Companies, Inc. Stock Account	4.49	4.91
Special Equity Account	2.47	2.94
International Equity Account	3.04	3.86
Core Equity Account	3.15	3.42

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Notes to Financial Statements (continued)
3. Investments (continued)
The following table is a summary, at fair value, of the net assets of the Master Trust investment accounts on December 31, 2008 and 2007:

	2008	2007
	(In Thousands)
Assets
Investments:
Corporate common stock	$258,192	$495,965
Corporate preferred stock	705	1,472
Foreign preferred stock	3,507	5,350
Foreign common stock	118,431	171,228
Common collective trust	283,442	614,299
The McGraw-Hill Companies, Inc. common stock*	97,594	189,144
Real estate	88	—
Corporate debt	120,731	156,764
Mutual funds	195,767	41,850
Stable Assets Account:
J.P. Morgan # AMCGRAW01, 4.32% and 5.73% at December 31, 2008 and 2007, respectively	87,506	68,102
STW Transmerica #A76787	—	66,948
Bank of America # 00-030, 4.32% and 5.73% at December 31, 2008 and 2007, respectively	87,601	68,098
Monumental Life Ins #MDA00938, 2.58% and 5.47% at December 31, 2008 and 2007, respectively	87,548	—
Deutsche Bank Natixis Financial Products, Inc # 1018-01, 4.43% and 4.89% at December 31, 2008 and 2007 respectively	97,473	84,867

	1,438,585	1,964,087
Receivables
Dividends and interest receivable	5	3,009

Total receivables	5	3,009

Liabilities
Accrued investment management expenses	(128)	(2,125)
Due to broker on pending trades	(503)	(1,424)

Total liabilities	(631)	(3,549)

Net assets of the Master Trust, at fair value	1,437,959	1,963,546

Adjustments from fair value to contract value for fully benefit responsive investment contracts	9,477	(3,792)

Net assets of the Master Trust	$1,447,436	$1,959,755

*	Indicates party-in-interest to the Plan.

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Notes to Financial Statements (continued)
3. Investments (continued)
Common stock, preferred stock, U.S. government securities and corporate debt instruments in the above accounts with an aggregate fair value of approximately $87,272,000 and $133,508,000 were loaned under the security lending agreement at December 31, 2008 and 2007, respectively.
Investment income for the Master Trust is as follows:

	Year Ended December 31,
	2008	2007
	(In Thousands)
Investment income
Net (depreciation) appreciation in fair value of investments:
U.S. Government securities	$(45)	$997
Corporate common stock (includes foreign)	(313,063)	(52,910)
Corporate preferred stock	(5,052)	70
Mutual funds	(68,582)	36,264
Corporate debt	(10,046)	13,460
Common collective trusts	(170,268)	25,502
State, municipal and other	883	19
Interest and dividend income	22,142	40,888

Net investment (loss) income	(544,031)	64,290

Expenses
Administrative and other expenses	(2,124)	(8,643)

Total investment (loss) income	$(546,155)	$55,647

Guaranteed Investment Contracts
The J.P. Morgan contract, the Bank of America contract, the STW Transamerica contract, the Monumental Life Insurance contract and the Deutsche Bank Natixis contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic Guaranteed Investment Contracts (the GICs). In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Stable Assets Account for the shortfall, if any, between the portfolio’s market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets quarterly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the quarter in which a premature termination occurs.

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Notes to Financial Statements (continued)
3. Investments (continued)
The weighted average yield for the Account for the years ended December 31, 2008 and 2007 was 6.07% and 5.38%, respectively.
The rate at which interest is accrued to the contract balance of the Account for the years ended December 31, 2008 and 2007 was 3.74% and 5.37%, respectively.
The total fair value of the synthetic GICs was approximately $360,128,000 and $288,015,000 as of December 31, 2008 and 2007, respectively.
The fair value of the synthetic GIC contracts was calculated using the following methodology:
1.	The difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract was calculated.
2.	Future quarterly payments for the duration of the agreement that resulted from any difference identified immediately above, other than zero, were determined.
3.	Any difference in future payments were discounted by the published Bloomberg USD US Bank -AA- rated credit curve, as of the end of the year, and totaled.
Derivative Financial Instruments
The Plan’s investment managers use short selling and derivative instruments, including futures contracts, forward contracts, and options, to reduce market risk and enhance returns on the investments. At December 31, 2008 and 2007, the fair value of outstanding derivative contracts and short positions within the Master Trust was $3,416,000, and was included in the Plan’s net assets. There were no derivative contracts at December 31, 2007.

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Notes to Financial Statements (continued)
3. Investments (continued)
Self-Directed Accounts
Self-Directed Accounts also known as Mutual Fund Investment Window Accounts, became available during 2006. The accounts allow individual participants to gain access to up to 9,500 mutual funds. These funds are not reviewed or monitored by The McGraw-Hill Companies, Inc. Pension Investment Committee.
A summary of net assets at fair value, in thousands, at December 31, 2008 and 2007 follows:

	2008	2007
	(In Thousands)

Investments:
Money markets	$3	$4
Mutual funds	18	180

Total investments	$21	$184

Cash	$—	$6
Due to broker on pending trades	—	(6)

Net assets available to participating plans	$21	$184

A summary of the net investment income, in thousands, of the Mutual Fund Investment Window Account for the years ended December 31, 2008 and 2007 follows:

	2008	2007
	(In Thousands)

Dividend and interest income	$4	$12
Net realized and unrealized (loss) gain on investments Mutual funds	(47)	1

Net investment (loss) gain	$(43)	$13

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
Notes to Financial Statements (continued)
4. Merger and Plan to Plan Transfers
Effective December 31, 2007, the assets and liabilities of the Standard & Poor’s Employee Retirement Account Plan for Represented Employees and the trust there under were merged into the Standard & Poor’s Savings Incentive Plan for Represented Employees and the trust there-under, and the name of the Plan was changed to Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees.
Employees transferred to and from this Plan and the 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries which resulted in net transfers out of approximately $1,220,000 and $1,731,000 in 2008 and 2007, respectively.
5. Differences between Financial Statements and Form 5500
GICs and synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

Supplemental Information

Standard & Poor’s
401(k) Savings and Profit Sharing Plan for Represented Employees
EIN #13-1026995 — Plan Number #009
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of Issuer, Borrower,		Current
Lessor or Similar Party	Description of Investment	Value

Participant loans	Interest rates ranging from 5.25%–10.50%, maturing through September 6, 2018	$605,119
Self directed brokerage accounts	Presented at fair value	21,118
Collateral received for securities loaned	Presented at fair value	2,989,203

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm